UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated May 5, 2022

Commission File Number: 001-35788

ARCELORMITTAL
(Translation of registrant’s name into English)

24-26, Boulevard d’Avranches
L-1160 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 4, 2022, ArcelorMittal published the press release attached hereto as Exhibit 99.1 and hereby incorporated by reference into this report on Form 6-K; and on May 5, 2022, ArcelorMittal published the press releases attached hereto as Exhibits 99.2 and 99.3 and hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release, dated May 4, 2022, ArcelorMittal announces results of its General Meetings

Exhibit 99.2	Press release, dated May 5, 2022, ArcelorMittal reports first quarter 2022 results

Exhibit 99.3	Press release, dated May 5, 2022, ArcelorMittal announces the commencement of a second US$1 billion share buyback program for 2022

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release, dated May 4, 2022, ArcelorMittal announces results of its General Meetings

Exhibit 99.2	Press release, dated May 5, 2022, ArcelorMittal reports first quarter 2022 results

Exhibit 99.3	Press release, dated May 5, 2022, ArcelorMittal announces the commencement of a second US$1 billion share buyback program for 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date 5 May 2022

By:	/s/ Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary & Group Compliance & Data Protection Officer